CanAlaska Uranium Ltd.

FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Uranium Strengthens Core Uranium Focus

Vancouver, British Columbia – October 25, 2006 – CanAlaska Uranium Ltd. (the “Company”) is pleased to announce that it has divested two non-core exploration properties located in Labrador and Ontario, Canada.  These divestitures enable the company to maintain its core focus on uranium discovery in the Athabasca Basin while benefiting from immediate and future potential economic realizations on the part of its exploration partners.

The Company, together with Columbia Yukon Explorations Inc. (“Columbia Yukon”), have entered into an option agreement (the “Agreement”) with Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) pursuant to which Celtic and Merrex have acquired the right to earn a 100% interest in the “VB-2 Property”, which property is jointly owned by CanAlaska and Columbia Yukon.  The VB-2 Property is located in northern Labrador, in the Province of Newfoundland and Labrador.

Under the terms of the Agreement, Celtic and Merrex will spend $1.6 million in exploration over a 4-year period.  The annual exploration expenditure will consist of: a firm commitment of $100,000 in the first year; $250,000 in the second year; $500,000 in the third year; and, $750,000 in the fourth year of the option period.  Over the life of the option, CanAlaska and Columbia Yukon will equally split cash payments of $250,000 and a total of 125,000 shares of both Celtic and Merrex.  Upon the exercise of the option, CanAlaska and Columbia Yukon will jointly hold a 2% Net Smelter Return Royalty, of which Celtic and Merrex can purchase half (1%) for sum of $2.0 million.  Celtic will be the operator of the exploration programs carried out on the VB-2 Property.

Furthermore, the Company has entered into an agreement with Pele Mountain Resources Inc. (“Pele”) under which Pele has purchased a 100% interest in five unpatented mining claims comprising the Pardee property in Elliott Lake, Ontario.  Pele has agreed to pay CanAlaska a total of $13,000 in cash, to issue 60,000 common shares in the capital of Pele at an attributed value of $12,000 and to grant to CanAlaska a 1.75% Net Smelter Return Royalty.  Pele retains the right to buy back up to 1-percent of the NSR for a total of $1-million.

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) holds eighteen, 100%-owned, uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, now comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive minimum $6.5 million exploration program is underway for 2006.

On behalf of the Board of Directors Peter Dasler, P. Geo., President & CEO CanAlaska Uranium Ltd.	Contact for CanAlaska Uranium Ltd Emil Fung, VP, Corp. Development Tel: +1.604.685.1870 Toll Free (N. America): 1-800-667-1870 info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 25, 2006